Interim Consolidated Financial Statements of

Mala Noche Resources Corp.

Second Quarter Ended June 30, 2010 (Unaudited)

Mala Noche Resources Corp.
June 30, 2010

Mala Noche Resources Corp.
Consolidated Interim Statements of Operations and Comprehensive Loss
(In Canadian dollars - unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Expenses
Professional fees	1,796,063	34,167	1,835,465	47,864
Stock-based compensation (Note 5)	739,666	-	739,666	-
Management fees	142,879	21,000	196,879	42,000
Office	80,930	3,556	113,951	8,502
Regulatory, transfer agent and filing fees	99,865	6,857	107,869	18,945
Directors' fees and expenses	56,527	-	56,527	-
Travel, meals and entertainment	22,914	9,907	47,023	15,782
Administration and miscellaneous	18,467	14,768	29,786	24,284
Amortization	9,387	10,911	18,817	19,741
Insurance	2,863	-	2,863	-
Loss from expenses	(2,969,561)	(101,166)	(3,148,846)	(177,118)

Other income (expenses)
Other (expenses) income	(1,113)	(409)	3,767	(71,596)
Foreign exchange( loss) gain	1,971	(2,163)	1,863	(7,501)
Interest expense	(77)	-	(151)	(87)

Net loss and comprehensive loss	(2,968,780)	(103,738)	(3,143,367)	(256,302)

Basic and diluted loss per share	(0.05)	(0.00)	(0.05)	(0.01)

Weighted average number of common shares outstanding - basic and diluted	60,322,115	28,273,283	60,063,488	27,967,275

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
Consolidated Interim Balance Sheets
(In Canadian dollars - unaudited)

	June 30, 2010	December 31, 2009
	$	$
Assets
Current assets
Cash	675,093	1,065,699
Receivables	116,226	165,041
Prepaid expenses	56,986	36,003
	848,305	1,266,743
Mineral interests (Note 4)	1,643,428	1,663,056
	2,491,733	2,929,799
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,805,680	177,344

Shareholders' equity
Share capital (Note 5)	3,528,646	3,001,300
Warrants (Note 5)	647,695	837,742
Contributed surplus (Note 5)	1,376,675	637,009
Deficit	(4,866,963)	(1,723,596)
	686,053	2,752,455
	2,491,733	2,929,799

Nature and continuance of operations (Note 1)
Subsequent events (Note 7)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala NocheResourcesCorp.
Consolidated Interim Statement of Shareholders’ Equity
(In Canadian dollars - unaudited)

	Common shares		Subscriptions		Contributed
	Shares	Amount	Received	Warrants	Surplus	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2008	24,580,783	1,739,718	180,000	-	594,390	(849,516)	1,664,592
Issuance of common shares (Note 5)	3,692,500	347,534	(180,000)	-	-	-	167,534
Net loss and comprehensive loss	-	-	-	-	-	(256,302)	(256,302)

Balance, June 30, 2009	28,273,283	2,087,252	-	-	594,390	(1,105,818)	1,575,824
Issuance of common shares (Note 5)	30,000,000	791,629	-	841,839	-	-	1,633,468
Exercise of warrants (Note 5)	150,000	19,097	-	(4,097)	-	-	15,000
Exercise of stock options (Note 5)	425,000	103,322	-	-	(39,572)	-	63,750
Stock-based compensation (Note 5)	-	-	-	-	82,191	-	82,191
Net loss and comprehensive loss	-	-	-	-	-	(617,778)	(617,778)

Balance, December 31, 2009	58,848,283	3,001,300	-	837,742	637,009	(1,723,596)	2,752,455
Exercise of warrants (Note 5)	3,411,334	527,346	-	(190,047)	-	-	337,299
Stock-based compensation (Note 5)	-	-	-	-	739,666	-	739,666
Net loss and comprehensive loss	-	-	-	-	-	(3,143,367)	(3,143,367)
Balance, June 30, 2010	62,259,617	3,528,646	-	647,695	1,376,675	(4,866,963)	686,053

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
Consolidated Interim Statements of Cash Flows
(In Canadian dollars - unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net loss	(2,968,780)	(103,738)	(3,143,367)	(256,302)
Items not involving cash
Amortization	9,387	10,911	18,817	19,741
Stock-based compensation	739,666	-	739,666	-
Unrealized foreign exchange loss (gain)	(1,971)	2,163	(1,863)	7,501
	(2,221,698)	(90,664)	(2,386,747)	(229,060)
Changes in non-cash working capital items:
Receivables	(15,062)	26,178	52,449	31,374
Prepaid expenses	(21,229)	30	(20,942)	5,296
Accounts payable and accrued liabilities	1,673,473	22,441	1,626,625	(40,065)
	(584,516)	(42,015)	(728,615)	(232,455)

Investing activities
Expenditures on mineral interests and equipment	-	(11,693)	-	(96,051)
	-	(11,693)	-	(96,051)

Financing activities
Proceeds on issuance of common shares	-	-	-	189,250
Share issuance costs	-	(9,750)	-	(21,716)
Proceeds on exercise of warrants	230,633	-	337,299
	230,633	(9,750)	337,299	167,534
Effect of exchange rate changes on cash	1,844	(2,210)	710	(2,220)
Decrease in cash	(352,039)	(65,668)	(390,606)	(163,192)
Cash, beginning of period	1,027,132	161,704	1,065,699	259,228
Cash, end of period	675,093	96,036	675,093	96,036

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

1.	Nature and continuance of operations

Mala Noche Resources Corp. (the “Company”), formerly Apoka Capital Corporation (“Apoka”) was incorporated on November 26, 2007 under the Business Corporations Act (British Columbia). Apoka was a Capital Pool Company pursuant to the policies of the TSX Venture Exchange (the “TSXV”). On October 29, 2008, Apoka completed its qualifying transaction (the “Qualifying Transaction”) with the acquisition of 100% of the outstanding shares of Mala Noche Resources Corp. (“MNR”), a private corporation engaged in the business of mineral exploration.

Concurrent with the completion of the Qualifying Transaction, Apoka changed its name to “Mala Noche Resources Corp.” and commenced trading on the TSXV on October 31, 2008 under the symbol “MLA”. The Company is a Tier 2 development stage corporation pursuant to the policies of the TSXV engaged in the business of acquiring, exploring, developing and ultimately attempting to achieve commercial production from mineral resource properties. The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico, which is in the exploration stage (see Note 4 – Mineral interests).

In November 2008, management decided to defer further exploration activities on the Ventanas property, given the uncertainty in the financial and capital markets. The Ventanas property has therefore been placed on care and maintenance, which requires minimal cash outlays during the period of deferral. Since late 2008, the Company has been pursuing acquisition opportunities with a focus on acquiring producing, or near producing, precious metals properties. The Company is in the final stages of completing the acquisition of the San Dimas mines (the “Acquisition”), which it expects to close by July 30, 2010 (see Note 7 - Subsequent events).

The financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. As at June 30, 2010, the Company had a working capital deficit of $957,375, related primarily to transaction costs in connection with the Acquisition, which were accrued in accounts payable. The Company expects to settle these liabilities from the net proceeds of an equity financing, which closed in escrow on July 20, 2010. The escrowed funds, net of commissions and costs, will be released to the Company immediately before closing of the Acquisition. In the remote event that the Company does not close the Acquisition, the escrowed funds will be returned to investors and the Company will be technically insolvent and may not be able to continue as a going concern. In such circumstances, the Company would not likely realize the carrying value of its assets as recorded, using the going concern basis.

2.	Significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at June 30, 2010 and results of its operations and cash flows for the three and six months then ended have been made. The interim results are not necessarily indicative of results for a full year.

These consolidated financial statements include the accounts of the Company and its wholly- owned Mexican subsidiary Mala Noche Resources, S.A. de C.V. All intercompany accounts and transactions have been eliminated.

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

3.	Changes in accounting policies and future accounting policies

	(a)	Changes in accounting policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010. The most material impact of adopting these sections for the Company is expected to be that transaction costs related to business combinations are required to be expensed and the date of valuation of the consideration.

	(b)	Future accounting policies

On December 24, 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 175 – Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. EIC 175 will not impact the Company’s financial statements until the Company has revenue-generating operations.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. The Company continues to evaluate the financial statement impact of transitioning from GAAP to IFRS.

4.	Mineral interests

On May 8, 2007, the Company entered into an option agreement as amended on August 7, 2008 (the “Agreement”) and further amended on April 6, 2010 with Desarrollos Mineros San Luis, S.A. de C.V. ("San Luis"), a Mexican corporation, to acquire up to a 70% interest in the Ventanas project (the “Property”), in the state of Durango, Mexico (see Note 7 – Subsequent events). The ultimate parent company of San Luis is Goldcorp Inc. The agreement with San Luis has two parts ("First Option" and "Second Option").

The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending an aggregate amount of US$5,000,000 as follows:

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

4.	Mineral interests (continued)

	(a)	on or before May 8, 2011, the Company shall have incurred exploration expenses of an aggregate amount of US$2,500,000; and

	(b)	on or before May 8, 2012, the Company shall have incurred exploration expenses of US$5,000,000, including the amounts in (a).

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of US$3,000,000 as follows:

(c)	on or before the first anniversary of the having earned the First Option, the Company shall have incurred additional exploration expenses of an aggregate amount of US$1,500,000; and

(d)	on or before the second anniversary of having earned the First Option, the Company shall have incurred additional exploration expenses of US$3,000,000, including the amounts in (c).

If the Company exercises the Second Option, for a period of 90 days following the date of exercise of the Second Option, San Luis shall have the right to acquire from the Company an undivided 30% beneficial interest in the Property, such that San Luis will thereafter have an undivided 60% beneficial interest in the Property and the Company will have an undivided 40% beneficial interest in the Property, by paying the Company an amount equal to US$16,000,000 less the amount of all maintenance costs paid by San Luis during the period of the First Option and Second Option.

	June 30, 2010			December 31, 2009
	Cost	Accumulated	Net book	Cost	Accumulated	Net book
		amortization	value		amortization	value
	$	$	$	$	$	$
Mineral property	1,481,505	-	1,481,505	1,481,505	-	1,481,505
Vehicles and equipment	232,728	(70,805)	161,923	233,923	(52,372)	181,551
	1,714,233	(70,805)	1,643,428	1,715,428	(52,372)	1,663,056

All mineral interest costs qualify as exploration expenses under the Agreement. As at June 30, 2010, the Company had incurred the equivalent of US$1,591,609 in aggregate exploration expenses, leaving a minimum of US$908,391 to be incurred by May 8, 2011 to maintain the First Option in good standing. Under the terms of the Acquisition, the Company will be acquiring the Property and the Agreement will be cancelled (see Note 7 – Subsequent events).

5.	Share capital

	(a)	Common shares and preference shares

Authorized

		i)	Unlimited common shares without par value

		ii)	Unlimited preferred shares, issuable in series with special rights and restrictions attached

Issued and fully paid

62,259,617 common shares

See Note 7 - Subsequent events

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

5.	Share capital (continued)

(a)	Common shares and preference shares (continued) Share issuances

i)

During the six months ended June 30, 2010, the Company issued 3,411,334 common shares pursuant to the exercise of 2,519,667 share purchase warrants with an exercise price of $0.10 per warrant, 691,667 agents’ warrants with an exercise price of $0.08 per warrant and 200,000 agents’ warrants with an exercise price of $0.15 per warrant, for aggregate proceeds of $337,300.

ii)

On July 2, 2009, the Company closed a brokered private placement of 30,000,000 Units at a price of $0.06 per Unit for gross proceeds of $1,800,000. Each Unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011. A portion of the gross proceeds was allocated to the warrants based on their relative fair value, which was estimated at $454,206 ($0.03 per warrant). The broker received 3,000,000 agent’s warrants, each of which entitles the holder to purchase one common share of the Company at an exercise price of $0.08 per share until July 2, 2011. The fair value of the agent’s warrants was estimated at $432,115 ($0.14 per warrant) and allocated to share issue costs. Other costs of issuance of the Units were $176,283, of which $44,482 was allocated to the Unit holders’ warrants. The fair value of the Unit holders’ and agent’s warrants was estimated using the Black–Scholes option pricing model with the following assumptions:

Expected life of the warrants	2 years
Risk free interest rate	1.24%
Volatility	97.17%
Dividend yield	0%

Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,799,999 Units.

iii)

On January 15, 2009, the Company closed a private placement of 3,692,500 common shares at a price of $0.10 per share for gross proceeds of $369,250. The cost of issuance of these shares was $11,965. Of the total amount received, $180,000 had been received as share subscriptions prior to December 31, 2008. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,142,500 common shares.

Escrow agreements

As at June 30, 2010, an aggregate of 6,172,708 common shares remain in escrow pursuant to the following agreements:

i)

3,000,000 common shares that were originally issued by Apoka were subject to an escrow agreement dated May 26, 2008, pursuant to which, 10% would be released upon completion of the Qualifying Transaction, and 15% every six months thereafter. As at June 30, 2010, 1,350,000 of these shares remain in escrow.

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

5.	Share capital (continued)

(a)	Common shares and preference shares (continued) Escrow agreements (continued)

ii)

All of the 760,049 common shares issued on September 17, 2007 at a price of $0.01 per share, 2,234,284 of the shares issued through the non-brokered private placement of September 21, 2007 at a price of $0.05 per share, and 3,895,250 of the common shares issued on July 17, 2008 at a price of $0.10 per share, were issued to directors and officers of the Company. These shares are subject to an escrow agreement pursuant to which the shares will be released from escrow in six month intervals, with 5% of the aggregate amount released on October 29, 2008 and April 29, 2009; 10% released on October 29, 2009 and April 29, 2010; 15% released on October 29, 2010 and April 29, 2011; and the remaining 40% on October 29, 2011. This escrow agreement was subject to the TSXV bulletin dated November 3, 2008, temporary relief measures, permitting accelerating the release from escrow to follow the same calendar as a Tier 1 company. As at June 30, 2010, 4,822,708 of these shares remain in escrow.

iii)

The remaining 7,425,000 common shares issued on July 17, 2008 at a price of $0.10 per share, were subject to escrow, with 20% released on October 29, 2008, and 20% every month thereafter. As at June 30, 2010, these shares have been fully released from escrow.

(b)	Stock options

On July 9, 2009 and May 29, 2010, the board of directors of the Company approved certain amendments to the stock option incentive plan (the “Amended Plan”). The principal changes were (a) an increase in the number of common shares reserved for issuance under the plan from 4,916,157 to a maximum of 11,654,657 common shares, (b) an extension of the terms of options from five to 10 years, (c) changes to the vesting provisions of options granted under the plan, and (d) changes to incorporate requirements of the share incentive policies of the TSXV. The Amended Plan was approved by shareholders at the Company’s annual general meeting held on June 28, 2010 and replaced the plan that had been approved on November 3, 2008 (the “2008 Plan”).

Stock options granted pursuant to the Amended Plan will terminate within 12 months of the option holder ceasing to act as a director, officer, employee or consultant of the Company or any of its affiliates, unless such cessation is on account of death, disability or termination of employment with cause. If such cessation is on account of disability or death, the stock options terminate on the first anniversary of such cessation, and if it is on account of termination of employment with cause, the stock options terminate immediately. For optionees engaged in investor relations activities of the Company, options will terminate 30 days after option holder ceases to be employed to provide such services.

On May 29, 2010, the board of directors approved further amendments to the Amended Plan in order to make the plan consistent with the share incentive policies of the TSX. These amendments, which will be reflected in a further amended and restated option plan (the “Rolling Plan”), will only be effective if the common shares of the Company are listed on the TSX. Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan will be equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). Typically, vested options granted under the

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

5.	Share capital (continued)

(b)	Stock options (continued)

Rolling Plan will expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. If the Company does not become listed on the TSX, then the Amended Plan will continue as the Company’s form of share incentive plan.

Also on July 9, 2009, the Company granted an aggregate 6,400,000 incentive stock options to its directors, officers and consultants, of which 900,000 were vested and exercisable on the date of grant for a term of five years to July 9, 2014, and 5,500,000 were subject to vesting provisions such that 40% vest on the date of grant and the balance vest as to 30% on each of July 9, 2010 and July 9, 2011, thereafter being vested and exercisable for a term of ten years to July 9, 2019. The options are exercisable at a price of $0.135 per share, which was the stock price on the date of grant. The 900,000 fully-vested options were granted pursuant to the 2008 Plan whereas the 5,500,000 options subject to vesting provisions were deemed not granted until the Amended Plan was approved by the Company’s shareholders on June 28, 2010.

The fair value of the 900,000 options that vested on the date of grant was recorded as an expense and credited to contributed surplus, and calculated as $82,191 ($0.0913 per option), using the Black-Scholes option pricing model with the following assumptions:

Expected life of options	5 years
Risk free interest rate	2.42%
Volatility	84.65%
Dividend yield	0%

The fair value of the remaining 5,500,000 options that were deemed granted on June 28, 2010, was calculated as $1,589,279 ($0.289 per option), using the Black-Scholes option pricing model with the following assumptions:

Share price on deemed grant date	$0.355
Expected life of options	6.1 years
Risk free interest rate	2.56%
Volatility	74.91%
Dividend yield	0%
Expected forfeiture rate	0%

The fair value of these options will be recorded as an expense and credited to contributed surplus over the vesting period. The amount recorded in the three and six months ended June 30, 2010 was $739,666.

As at June 30, 2010, the following stock options were outstanding:

Amount	Exercise price ($)	Expiry date
75,000	0.15	February 27, 2013
3,400,000	0.21	July 29, 2013
900,000	0.135	July 9, 2014
5,500,000	0.135	July 9, 2019
9,875,000

See also Note 7 – Subsequent events

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

5.	Share capital (continued)

(b)	Stock options (continued)

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding at January 1, 2009	4,350,000	0.20
Granted	900,000	0.135
Forfeited	(450,000)	0.21
Exercised	(425,000)	0.15
Outstanding and exercisable at	4,375,000	0.19
December 31, 2009
Granted	5,500,000	0.135
Outstanding at June 30, 2010	9,875,000	0.16

Exercisable at June 30, 2010	6,575,000	0.17

(c)	Warrants

As at June 30, 2010, the following share purchase warrants were outstanding:

Amount	Exercise price ($)	Expiry date
2,308,333*	0.08	July 2, 2011
12,330,333	0.10	July 2, 2011
14,638,666

* Agents’ warrants

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding at January 1, 2009	200,000	0.15
Granted	18,000,000	0.10
Exercised	(150,000)	0.10
Outstanding at December 31, 2009	18,050,000	0.10
Exercised	(3,411,334)	0.10

Outstanding and exercisable at June 30, 2010	14,638,666	0.10

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

5.	Share capital (continued)

	(d)	Phantom share unit plan

On May 29, 2010 the board of directors approved a phantom share unit plan (the “Phantom Share Unit Plan”). This plan provides for contingent future compensation based on the price performance of the Company’s common shares, but is payable only in cash. Each unit granted under the Phantom Share Unit Plan will vest on the third anniversary of grant and a holder of a unit is entitled to receive at that time an amount equal to the volume weighted average price of common shares over the 20 preceding trading days. In the event of death or total disability of a holder or a termination of the employment of a holder without cause or a holder resigns because of a material reduction in position, duties or remuneration within 12 months of a change of control, such holder’s units will immediately vest and be paid out based on the then average trading price. See Note 7 - Subsequent events.

6.	Segmented information

The Company operates in one segment, being mineral exploration. The Company’s mineral properties, vehicles and equipment are located in Mexico.

7.	Subsequent events

(a) Subsequent to June 30, 2010, the Company issued 746,667 common shares pursuant to the exercise of 746,667 share purchase warrants with an exercise price of $0.10 per warrant, for proceeds of $74,667.

(b)

On July 7, 2010, the Company entered into an amendment of a June 1, 2010 letter agreement (together with the amendment, the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. and Goldcorp Silver (Barbados) Ltd. (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets (the “San Dimas Mines”). In addition to the San Dimas Mines, the Company will be acquiring all of the shares of Silver Trading (Barbados) Ltd. as well as all rights to the Ventanas exploration property in which the Company currently holds an interest pursuant to an option (Note 4) (the “Acquisition”). The San Dimas Vendors are indirect wholly-owned subsidiaries of Goldcorp Inc.

At the annual general meeting of the Company on June 28, 2010, shareholders approved a share consolidation of between five and 20 pre-consolidation common shares for one post- consolidation common share that will take place immediately before the completion of the Acquisition. The board of directors subsequently determined that the consolidation ratio would be 20 to one.

The terms of the Letter Agreement provide that consideration to be paid to the San Dimas Vendors will be US$510 million payable as follows: US$216 million in cash, US$184 million in shares of the Company, a US$60 million convertible note and a US$50 million five-year note. The convertible note will have a one-year term and an annual interest rate of 3%. The convertible note may be converted, up to the maturity date, at any time by the holder at a conversion price of $6.00 per share. On maturity, the convertible note will be repayable in cash or, at the option of Mala Noche, in common shares at the five day volume weighted average trading price of the shares at the time of payment, less 10%. Cash received by Mala Noche on the exercise of an over-allotment option of a subscription receipts offering referred to below, or on the exercise of the common share purchase warrants from the offering, will be paid to the San Dimas Vendors and be first applied to lower the amount of shares issuable on the closing of the Acquisition (to a maximum of US$175 million) and then to repay the convertible note.

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

7.	Subsequent events (continued)

Completion of the Acquisition is expected to occur on or before July 30, 2010 and is subject to a number of conditions, including receipt of all government and regulatory approvals and the approval of the TSXV.

(c)

On July 20, 2010, the Company closed its offering (the “Offering”) of 50,000,000 subscription receipts at a price of $6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $300 million. The Company’s Subscription Receipts commenced trading on July 20, 2010 on the TSX Venture Exchange under the symbol MLA.R.

Each Subscription Receipt entitles the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one post-consolidation common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the Acquisition.

The gross proceeds of the Offering have been deposited into escrow (the “Escrowed Funds”) with Computershare Trust Company of Canada, the Subscription Receipt Agent. The Escrowed Funds will be released to Mala Noche, net of offering expenses and commissions, immediately before the closing of the Acquisition, provided that all other conditions of closing have been satisfied. If the Acquisition is not completed by 60 days following the closing of the Offering, the Escrowed Funds, plus any accrued interest earned thereon, will be returned pro rata to each holder of the Subscription Receipts in exchange for the number of Subscription Receipts held by such holder.

The Company has granted the underwriters an over-allotment option, exercisable in whole or in part, to purchase up to 7,500,000 additional Subscription Receipts at any time on or prior to the date that is 30 days following the closing of the Offering to cover over- allotments, if any, and for market stabilization purposes.

The Company has also agreed to issue to the underwriters broker warrants upon release from escrow of the Escrowed Funds. The broker warrants will entitle the underwriters to purchase up to 1% of the post-consolidation common shares of the Company issued in connection with the Offering at a price of $6.00 per share until 18 months following the close of the Acquisition.

(d)

On June 18, 2010, the Company received a letter from Alamos Gold Inc. (“Alamos”) alleging that, in respect of the Acquisition, Mr. Eduardo Luna, a director of the Company and, until June 7, 2010, a director of Alamos, breached his fiduciary duties to Alamos and that the Company participated in and facilitated those breaches.

On June 28, 2010, the Company announced that it had entered into a settlement agreement with Alamos. In consideration for Alamos relinquishing any claim (i) to the San Dimas mines, or (ii) against the Company or Mr. Luna in respect of the acquisition of the San Dimas mines, the Company has agreed to pay Alamos $1.0 million in cash and $12.0 million in post-consolidation common shares.

Mala Noche Resources Corp.
Notes to the consolidated interim financial statements
Six months ended June 30, 2010
(In Canadian dollars - unaudited)

7.	Subsequent events (continued)

(e)

The board of directors agreed to grant options to acquire 11,950,000 pre-consolidation common shares to its directors and officers concurrent with the closing of the Acquisition (the “Acquisition Incentive Options”). The Acquisition Incentive Options will have an exercise price equal to the greater of $6.00 and the market price, have a term of five years and will vest over two years, with one-third vesting on the date of grant and one- third vesting on each of the next two anniversaries of the grant date.

The board of directors also agreed to grant additional stock options to its directors and officers as incentive for future efforts to be put forth in connection with the business of the Company following completion of the Acquisition (the “Additional Acquisition Incentive Options”). The Additional Acquisition Incentive Options are intended to reserve for issuance under the Rolling Plan or, if that plan is not in effect at the time of the grant, the Amended Plan, 4.475% of the outstanding common shares of the Company on a post- consolidation basis. The Additional Acquisition Incentive Options will have the same exercise price, term and vesting provisions as the Acquisition Incentive Options.

(f)

On May 29, 2010, the board of directors approved the award of $9 million phantom share units pursuant to the Phantom Share Unit Plan to certain of its officers, to be granted conditional on and concurrently with the closing of the Acquisition. The number of units will be determined by dividing $9 million by the issue price of the common shares to be distributed in the Acquisition financing, estimated to be $5.20.